Exhibit 99.1

Purple Biotech Reports Second Quarter 2026 Financial Results

New preclinical data presented at European Association for Cancer Research (EACR) 2026 Annual
Congress, which further validates the differentiated profile of IM1240’s anti-tumor activity, favorable safety and pharmacokinetic profile, and broad therapeutic window

IM1240 tri-specific antibody (capped-CD3x5T4xNKG2A) is aimed at entering clinical studies in 2027

Total Cash Position of $6.1 million as of June 30, 2026, provides a runway through mid-2027 based on current management estimates

REHOVOT, Israel, August 7, 2026 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity, today announced financial results for the three and six months ended June 30, 2026, and provided an update on recent business progress, including new data supporting the differentiation and partnering potential of our CAPTN-3 platform.

“We are encouraged by the interest in our differentiated CAPTN-3 T-cell engager platform. The consistent preclinical data generated to date continue to strengthen the platform’s differentiated profile, demonstrating an expanded therapeutic window enabled by both enhanced anti-tumor activity through NKG2A engagement and our CD3 capping technology. These findings further support IM1240 as a compelling candidate as we advance toward the clinic. Our total cash position of approximately $6.1 million as of June 30, 2026, is expected to provide a cash runway through mid-2027 based on current management estimates. We continue to pursue a strategic collaboration to support the clinical advancement of IM1240 while preserving shareholder value, and to evaluate financing alternatives to support the planned Phase 1 study.”

Recent Clinical & Corporate Highlights:

Presented new preclinical data at EACR 2026 supporting IM1240’s safety, pharmacokinetic profile and broad therapeutic window

●	A non-GLP toxicology study in non-human primates validates the CAPTN-3 masking strategy and supports the planned advancement of IM1240 toward a first-in-human clinical study in 2027.

●	IM1240 demonstrated an approximately 8-fold longer half-life and 16-fold greater systemic exposure compared to the non-capped variant, together with dose-proportional pharmacokinetics and a broad therapeutic window.

●	The CAPTN-3 masking strategy mitigated peripheral T-cell activation and systemic cytokine release. IM1240 induced minimal IL-6 and TNF-α at a dose of 10 mg/kg, whereas the non-capped variant induced robust cytokine release at a dose of 0.03 mg/kg.

Generated new patient-derived tumor data supporting IM1240’s differentiated mechanism and anti-tumor activity

●	Data generated in collaboration with the laboratory of Amir Horowitz, PhD, at the Tisch Cancer Institute at the Icahn School of Medicine at Mount Sinai, demonstrated that all tested patient-derived tumor samples responded to IM1240 treatment.

●	IM1240 induced apoptosis of PD-1-resistant patient-derived biopsies from six head and neck squamous cell carcinoma (HNSCC) metastatic lymph node samples and one enfortumab vedotin/pembrolizumab-resistant muscle-invasive bladder cancer sample, with both the CD3 and NKG2A functional arms required for full activity.

●	In a PD-1/chemotherapy-resistant non-small cell lung cancer (NSCLC) patient-derived explant, IM1240 induced mature tertiary lymphoid structures (TLS) - immune cell organizations associated with effective anti-tumor immunity and favorable clinical prognosis - while increasing CD8 T-cell and NK-cell abundance and reducing regulatory T cells (Tregs) and tumor cells. These effects were not observed with IM1340, the NKG2A loss-of-function variant, underscoring the essential and differentiated contribution of the NKG2A arm.

Financial Results for the Three Months Ended June 30, 2026

Research and Development Expenses were $0.7 million for the three months ended June 30, 2026, as compared to $0.6 million for the corresponding period in 2025, representing an increase of $0.1 million. The increase is primarily attributable to the advancement of the IM1240 development program, partially offset by a decrease in clinical expenses associated with the CM24 and NT219 programs.

General and Administrative Expenses were $0.6 million for the three months ended June 30, 2026, as compared to $0.7 million for the corresponding period in 2025, representing a decrease of $0.1 million, primarily due to lower regulatory and professional services expenses.

Operating Loss was $1.3 million for the three months ended June 30, 2026, representing an increase of $0.1 million as compared to $1.2 million for the corresponding period in 2025.

Adjusted Operating Loss (as reconciled below) was $1.2 million for the three months ended June 30, 2026, as compared to $1.2 million for the corresponding period in 2025.

Financial Income, Net was $1.7 million for the three months ended June 30, 2026, as compared to $0.1 million for the corresponding period in 2025. The increase is primarily attributable to a higher non-cash gain arising from the revaluation of outstanding warrants.

Net Income was $0.4 million for the three months ended June 30, 2026, as compared to a net loss of $1.1 million for the corresponding period in 2025. The change was primarily driven by increased finance income resulting from changes in the fair value of outstanding warrants.

Adjusted Net Loss (as reconciled below) was $1.2 million for the three months ended June 30, 2026, as compared to $1.1 million for the corresponding period in 2025. Adjusted net loss excludes non-cash share-based compensation expenses and finance income resulting from changes in the fair value of outstanding warrants.

As of June 30, 2026, Purple Biotech had cash and cash equivalents and short-term deposits of $6.1 million, which, based on current management estimates, are expected to provide the Company with a cash runway through mid-2027.

Non-IFRS Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”), including adjusted operating loss and adjusted net loss. These non-IFRS measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Adjusted operating loss and adjusted net loss adjust for non-cash share-based compensation expenses, and adjusted net loss also adjusts for finance income from financial instruments. The Company’s management and board of directors utilize these non-IFRS financial measures to evaluate the Company’s performance. The Company provides these non-IFRS measures of the Company’s performance to investors because management believes that these non-IFRS financial measures, when viewed with the Company’s results under IFRS and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-IFRS measures are not measures of financial performance under IFRS and, accordingly, should not be considered in isolation or as alternatives to IFRS measures as indicators of operating performance. Further, these non-IFRS measures should not be considered measures of the Company’s liquidity. A reconciliation of certain IFRS to non-IFRS financial measures has been provided in the tables included in this press release.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity. The Company is focused on advancing its lead program, CAPTN-3 - a platform of masked tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Capping technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window compared to conventional T-cell engagers. The platform’s lead candidate, IM1240, is advancing toward the clinic, and its second candidate, IM1305, is in preclinical development. The Company’s pipeline also includes additional clinical-stage assets, for which further development is pending partnering or investment, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor that completed a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck. The Company is headquartered in Rehovot, Israel. For additional information about the Company, please visit: https://purple-biotech.com.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and CAPTN-3; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2025 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date on which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:
IR@purple-biotech.com

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position

	June 30,	December 31,
	2026	2025
	USD thousand	USD thousand
Assets
Cash and cash equivalents	5,236	8,717
Short term deposits	869	857
Other current assets	485	292

Total current assets	6,590	9,866
Non-current assets
Right of use assets	101	222
Fixed assets, net	115	124
Intangible assets	7,360	7,360

Total non–current assets	7,576	7,706

Total assets	14,166	17,572

Liabilities
Lease liability	134	244
Trade payable	487	2,070
Warrants	229	4,066
Other payables	933	1,373

Total current liabilities	1,783	7,753

Non-current liabilities
Post-employment benefit liabilities	170	160

Total non-current liabilities	170	160
Equity
Share capital, no par value	-	-
Share premium	155,834	152,483
Receipts on account of warrants	21,145	21,145
Capital reserve for share-based payments	6,114	7,263
Capital reserve from transactions with related parties	761	761
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(170,724)	(171,079)

Equity attributable to owners of the Company	12,271	9,714
Non-controlling interests	(58)	(55)

Total equity	12,213	9,659

Total liabilities and equity	14,166	17,572

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

	For the six months ended June 30,		For the three months ended June 30,
	2026	2025	2026	2025
	USD thousand	USD thousand	USD thousand	USD thousand

Research and development expenses	1,932	1,312	702	553
General and administrative expenses	1,619	1,329	597	683

Operating loss	3,551	2,641	1,299	1,236

Change in fair value of warrants	(3,844)	(1,005)	(1,670)	(74)
Finance expense	24	15	9	-
Finance income	(83)	(106)	(79)	(73)

Finance income, net	(3,903)	(1,096)	(1,740)	(147)

Loss (profit) for the period	(352)	1,545	(441)	1,089

Total loss (profit) for the period	(352)	1,545	(441)	1,089

Loss (profit) attributable to:
Owners of the Company	(355)	1,538	(441)	1,085
Non-controlling interests	3	7	-	4

	(352)	1,545	(441)	1,089
Loss (profit) per share information
Basic and diluted loss (profit) per Share – USD	(0.00018)	0.003	(0.00020)	0.002
Number of Shares used in calculation	2,017,629,342	536,905,219	2,172,187,127	547,243,964

Loss (profit) per ADS information (where 1 ADS represents 2000 shares)
Basic and diluted loss (profit) per ADS – USD	(0.35)	*5.7	(0.41)	*4
Number of ADSs used in calculation	1,008,815	*268,453	1,086,094	*273,622

*	Restated to reflect the change in the ADS ratio from 1:200 to 1:2,000, effective March 2026.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements

Reconciliation of Adjusted Operating Loss

	For the six months ended June 30,		For the three months ended June 30,
	2026	2025	2026	2025
	USD thousand	USD thousand	USD thousand	USD thousand

Operating loss for the period	3,551	2,641	1,299	1,236
Less ESOP expenses	(160)	(152)	(67)	(59)
	3,391	2,489	1,232	1,177

Reconciliation of Adjusted Net Loss

	For the six months ended June 30,		For the three months ended June 30,
	2026	2025	2026	2025
	USD thousand	USD thousand	USD thousand	USD thousand

Net Loss (profit) for the period	(352)	1,545	(441)	1,089
Less ESOP expenses	(160)	(152)	(67)	(59)
Less finance income from financial instruments	3,844	1,005	1,670	74
	3,332	2,398	1,162	1,104

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30,
	2026	2025
	USD thousand	USD thousand
Cash flows from operating activities:
Gain (loss) for the period	352	(1,545)
Adjustments:
Depreciation	135	92
Finance income, net	(3,903)	(1,096)
Share-based payments	160	152

	(3,256)	(2,397)

Changes in assets and liabilities:
Changes in other investments and other current assets	(215)	(206)
Changes in accounts payables	(1,749)	(821)
Changes in other payables	(404)	(98)
	(2,368)	(1,125)

Net cash used in operating activities	(5,624)	(3,522)

Cash flows from investing activities:
Proceed from other investments	-	290
Interest received	61	85
Increase in short-term deposits	(12)	(9)
Acquisition of fixed assets	(3)	(2)

Net cash provided by investing activities	46	364

Cash flows from financing activities:
Proceeds from issuance ADSs	2,300	664
ADS issuance expenses paid	(112)	(80)
Repayment of lease liability	(125)	(92)
Interest paid	(9)	(23)

Net cash provided by financing activities	2,054	469

Net decrease in cash and cash equivalents	(3,524)	(2,689)
Cash and cash equivalents at the beginning of the period	8,717	7,401
Effect of translation adjustments on cash and cash equivalents	43	24

Cash and cash equivalents at the end of the period	5,236	4,736